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Securities and Exchange Commission **ANNUAL AUDITED REPORT**
Trading and Markets **FORM X-17A-5 /A** ~~Ⅺ~~
PART III

MAR 0 8 2019

RECEIVED

Information Required **FACING PAGE** of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
~~8-065369~~

8-65369

REPORT FOR THE PERIOD BEGINNING **01/01/2018** AND ENDING **12/31/2018**
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **E.K. Riley Investments, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1420 5th Avenue, Suite 3300

(No. and Street)

Seattle   **WA**   **98101**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Aaron Louch 206-832-1521

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP

(Name – *if individual, state last, first, middle name*)

999 Third Avenue, Suite 2800   **Seattle**   SEC

(Address)   (City)   WAil Processing **98104**
                                                    (State) Section   (Zip Code)

MAR 0 8 2019

CHECK ONE:

Washington DC
406

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, Brian Bertsch _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
E.K. Riley Investments, LLC _____ , as
of December 31 _____, 20 18____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

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┌─────────────────────────────┐
│        ERIC LINVILLE         │
│       Notary Public          │
│    State of Washington       │
│   Commission # 173764        │
│ My Comm. Expires Sep 8, 2022 │
└─────────────────────────────┘
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This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

 MOSS̲ADAMS

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors of
E. K. Riley Investments, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of E. K. Riley Investments, LLC
(the Company) as of December 31, 2018, that is filed pursuant to Rule 17a-5 under the Securities
Exchange Act of 1934, and the related notes (the financial statement). In our opinion, the financial
statement presents fairly, in all material respects, the financial position of the Company as of
December 31, 2018, in conformity with accounting principles generally accepted in the United States
of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to
express an opinion on the Company's financial statement based on our audit. We are a public
accounting firm registered with the Public Company Accounting Oversight Board (United States)
(PCAOB) and are required to be independent with respect to the Company in accordance with the
U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange
Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require
that we plan and perform the audit to obtain reasonable assurance about whether the financial
statement is free of material misstatement, whether due to error or fraud. Our audit included
performing procedures to assess the risks of material misstatement of the financial statement,
whether due to error or fraud, and performing procedures to respond to those risks. Such procedures
included examining, on a test basis, evidence regarding the amounts and disclosures in the financial
statement. Our audit also included evaluating the accounting principles used and significant
estimates made by management, as well as evaluating the overall presentation of the financial
statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

Seattle, Washington
February 26, 2019

We have served as the Company's auditor since 2007.

E. K. RILEY INVESTMENTS, LLC
(A wholly owned subsidiary of E. K. Riley & Company, Inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash	$ 155,902
Receivable from clearing organization	2,541,936
Notes receivable	334,644
Other receivables	98,136
Securities owned, at fair value	8,141,673
Prepaid expenses	163,532
Deposits with clearing organization and others	106,624
Property and equipment, net	426,128
	$ 11,968,575

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Payable to clearing organization	$ 4,213,058
Securities sold, not yet purchased, at fair value	3,755,060
Accounts payable and accrued liabilities	1,697,748
	9,665,866

COMMITMENTS (Note 5)

MEMBER'S EQUITY	2,302,709
	$ 11,968,575

Note 1 - Organization and Summary of Significant Accounting Policies

Nature of Business - E. K. Riley Investments, LLC (the Company), a wholly owned subsidiary of E. K. Riley & Company, Inc. (the Parent), is a Washington company and a registered broker-dealer in securities under the Securities and Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a full service brokerage firm and registered investment advisor with offices in Washington, Oregon, Idaho, Montana, California, Indiana, Ohio, New Mexico, Utah, North Carolina, and South Carolina; however, its customers are throughout the United States. It is exempt from the reserve requirements under Rule 15c3-3(k)(2)(ii) of the Securities and Exchange Commission (SEC), clearing all transactions with or for customers on a fully disclosed basis with a clearing broker or dealer.

Accounts Receivable - Accounts receivable, including amounts due from the clearing organization and the Company's employees and customers, are stated at the amount that management expects to collect. No allowance is recorded as no material losses are expected.

Notes Receivable - Notes receivable consist of unsecured loans to Company employees. The notes do not earn interest as long as the employee is employed with the Company. In the event an employee becomes no longer employed by the Company, the notes will bear an interest rate consistent with market rates at time of issuance. These notes are repaid over a term of three to six years. Repayment is made with the employees' bonus compensation. As of December 31, 2018, no amounts were past due and no allowance was recorded.

Property and Equipment - Property and equipment are carried at cost. Expenditures for maintenance and repairs are expensed as incurred. Depreciation is computed on a straight-line basis using estimated useful lives of three to five years, and leasehold improvements are amortized over the shorter of the useful life of the asset or the life of the lease. Upon disposal of property and equipment, the accounts are relieved of related costs and accumulated depreciation and any gain or loss is reflected in operations.

Valuation of Securities Owned and Securities Sold, Not Yet Purchased - In the normal course of business, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at the December 31, 2018 market value of the related securities and will incur a trading loss on the securities if the market price increases and a trading gain if the market price decreases subsequent to December 31, 2018. A portion of the Company's cash and investments are held as collateral against these obligations.

The Company records securities owned and securities sold, not yet purchased in accordance with the Fair Value Measurements' topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

In determining fair value, the Company uses various valuation approaches. Generally accepted accounting principles (GAAP) establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 Valuations consist of unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 Valuations are based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 Valuations are based on inputs that are unobservable and significant to the overall fair value measurement.

The fair value of government bonds and municipal bonds are generally based on quoted prices in active markets. When quoted prices are not available, fair value is determined based on a valuation model that uses inputs that include observable inputs such as benchmark curves and trade reports. These securities are generally categorized in Level 2 of the fair value hierarchy.

The fair value of corporate bonds and residential mortgage backed securities is estimated using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond, or single-name credit default swap spreads and recovery rates based on collateral values as key inputs. Corporate bonds and residential mortgage backed securities are generally categorized in Level 2 of the fair value hierarchy.

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments - The carrying amounts reflected in the financial statements for cash, receivables, and payables approximate their respective fair values due to the short maturities of these instruments. Changes in the fair value of these securities are reflected currently in the results of operations for the year.

Income Taxes - The Company is organized as an LLC. No provision is made for federal income taxes as the Company's net income is reported on the tax returns of its member. The Company files its own state and local tax returns, provisions for which are included in the operating expenses of the Company.

The Company applies FASB ASC 740-10 relating to accounting for uncertain tax positions. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition, interest, penalties and disclosures required. The Company does not have any uncertain tax positions. Generally, the Company is subject to examination by U.S. federal (or state and local) income tax authorities.

Use of Estimates - In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements - ASU 2016-02 - In February 2016, the FASB issued ASU 2016-02, Leases. This ASU will supersede the guidance in ASC Topic 840, Leases. Under ASU 2016-02, for lease arrangements exceeding a 12-month term, a lessee will be required to recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. ASU 2016-02 will retain a distinction between finance and operating leases; however, the principal difference from the previous guidance is that lease assets and liabilities arising from operating leases will be recognized in the balance sheet. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee will not significantly change from current GAAP.

The accounting applied by a lessor will be largely unchanged from that applied under current GAAP. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, and will require an entity to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. Therefore, ASU 2016-02 will be effective for the Company's fiscal year beginning January 1, 2019. Early adoption is permitted. The Company is currently assessing the impact of this ASU, but does not expect the standard to have a material impact on its net income.

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

Upon adoption of ASU 2016-02, the Company expects to recognize right-of-use assets and lease liabilities for its operating leases, with initial measurement as defined by the ASU, in its Balance Sheet.

Subsequent Events - Subsequent events are events or transactions that occur after the statement of financial condition date but before financial statements are issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing the financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after the statement of financial condition date and before financial statements are issued. The Company has evaluated subsequent events through February 22, 2019, which is the date the financial statements were available to be issued.

Note 2 - Agreement with Clearing Organization

The Company introduces all customer transactions in securities traded on securities markets to First Clearing, LLC (clearing organization) on a fully disclosed basis. The agreement between the Company and its clearing organization provides that the Company is obligated to assume any exposure related to nonperformance by customers or counterparties. The Company indemnifies the clearing organization against specified losses in connection with their acting as an agent of, or providing services to, the Company. The Company monitors clearance and settlement of all customer transactions on a daily basis. The exposure to credit risk associated with the nonperformance of customers and counterparties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counterparty's ability to satisfy their obligations to the Company. In the event of nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss.

In addition to the clearing services provided, the clearing organization also lends money to the Company to finance trading accounts. The Company also maintains a cash balance with the clearing organization in order to maintain proper margin on its securities inventory (appropriate equity balances on its inventory account). These balances are classified as a payable to and receivable from clearing organization, respectively.

Note 3 - Property and Equipment

Property and equipment consists of the following at December 31, 2018:

Computer software	$ 261,399
Computers and equipment	916,751
Furniture and fixtures	230,918
Leasehold improvements	794,792
	2,203,860
Less accumulated depreciation and amortization	1,777,732
	$ 426,128

Note 4 - Fair Value Measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy. See Note 1 for a discussion of the Company's fair value measurement accounting policies. The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2018:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Balance as of December 31, 2018
ASSETS				
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$ -	$ 525,401	$ -	$ 525,401
Residential mortgage-backed securities issued by the U.S. Treasury and agencies	-	3,696,573	-	3,696,573
Corporate debt securities	-	1,396,630	-	1,396,630
Debt securities issued by states of the United States and political subdivisions of the states	-	2,523,069	-	2,523,069
Securities owned	$ -	$ 8,141,673	$ -	$ 8,141,673
LIABILITIES				
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$ -	$ (3,755,048)	$ -	$ (3,755,048)
Residential mortgage-backed securities issued by the U.S. Treasury and agencies	-	(12)	-	(12)
Corporate debt securities	-	-	-	-
Debt securities issued by states of the United States and political subdivisions of the states	-	-	-	-
Securities sold, not yet purchased	$ -	$ (3,755,060)	$ -	$ (3,755,060)

Note 5 - Commitments

Operating Leases - The Company leases office space for its corporate headquarters in Seattle under the terms of a non-cancelable operating lease agreement that expires in 2021.

The Company is subleasing fifteen offices from its Seattle headquarters. The contracts are for one year and have renewal options.

Future minimum payments under these agreements are as follows:

Fiscal Year Ending	Lease Payments	Sublease Income	Net Lease Payment
2019	763,740	$ 309,985	453,755
2020	763,740	-	763,740
2021	381,870	-	381,870
	$ 1,909,350	$ 309,985	$ 1,599,365

Brokerage Fees - In accordance with the Clearing Agreement (the Agreement) the Company entered into with First Clearing, LLC, the Company pays brokerage fees based upon the number of trade tickets generated and the type of customer. The Company is required to pay a minimum of $10,000 per month for brokerage fees. Either party may terminate the Agreement upon 30 days' written notice.

Securities Owned - The Company is subject to margin requirements with the clearing organization and securities sold, not yet purchased, and the payable to clearing organization are offset by securities owned.

Commitments and Contingencies - The Company maintains its cash balance in a financial institution located in Seattle, Washington, which at times may exceed federally insured limits. The Company has not experienced any losses in its account and believes it is not exposed to any significant credit risk.

The Company utilizes a clearing organization in order to process all trading transactions (see Note 2) and regularly has large balances due to or from this organization. For amounts due from the clearing organization, the Company does not request collateral, and therefore, if the counterparty fails to pay the Company could be adversely affected. The Company has not experienced losses from the clearing organization and believes it is not exposed to a significant risk of loss.

Note 5 – Commitments (Continued)

From time to time the Company is involved in various claims and litigation. In the opinion of management, following consultation with legal counsel, the ultimate liability or disposition thereof is not expected to have a material adverse effect on the financial condition, results of operations, or liquidity of the Company.

Note 6 - Employee Benefit Plan

Effective January 1, 2003, the Company has a 401(k) Profit Sharing and Trust Plan. Under the plan, employees may elect to defer up to 75% of their salary, subject to limitations under the Internal Revenue Code. The Company may make a 100% vested matching contribution equal to 3% of each eligible employee's gross compensation.

Note 7 - Net Capital Requirement

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities Exchange Act of 1934. This rule prohibits the Company from engaging in any securities transaction at a time when its "aggregate indebtedness" exceeds 15 times its "net capital" as those terms are defined by the rule. The Company's required minimum dollar net capital was $100,000 for the year ended December 31, 2018.

The following table shows information about net capital and aggregate indebtedness as of December 31, 2018:

Net capital	$ 958,119
Excess net capital	$ 844,936
Ratio of aggregate indebtedness to net capital	177%